

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2024

Shy Datika
Chief Executive Officer
INX Limited
Unit 1.02, 1st Floor
6 Bayside Road
Gibraltar, GX11 1AA

Re: INX Limited
Form 20-F for the Fiscal Year Ended December 31, 2022
Form 20-F for the Fiscal Year Ended December 31, 2023
File No. 000-56429

Dear Shy Datika:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Crypto Assets

cc: Mark Selinger